October 7, 2015

Suzanne Hayes

Assistant Director

Office of Financial Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Credicorp Ltd Form 20-F for the Fiscal Year Ended December 31, 2014 Filed April 28, 2015 File No. 001-14014

Dear Ms. Hayes:

On behalf of Credicorp Ltd. (“Credicorp” or the “Company”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated September 24, 2015, regarding the above-referenced filing of Credicorp on Form 20-F. We set forth below Credicorp’s response to the comments in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold preceding the corresponding responses.

Form 20-F for the fiscal year ended December 31, 2014

Item 4 – 4.B. Business Overview, page 31

(3)Review of 2014, page 37

1.	Please revise your future filings to address the following regarding your discussion of portfolio quality, including past due loans and past-due loan coverage ratios:
•	Revise your disclosure throughout your document to clearly and separately label your past-due and non-performing loan metrics to identify the basis on which they are determined. For example, your past-due loan data cited here appear to be determined using guidelines of the Superintendency of Banks, or SBS, rather than the IFRS 7 basis you define on page F-128. Included in these revisions, specifically revise your disclosure on page F-64 to identify the basis on which these metrics were determined.

•	Further, we note your current presentation seeks to explain the changes in your IFRS results of operations by solely discussing the changes on your loan metrics determined by the SBS without reference to your IFRS 7 past-due and impaired loan metrics. Accordingly, in future filings, please revise your tables on pages 38 & 40 as well as your similar disclosure in the Loan Portfolio section beginning on page 124 to also present your IFRS-based past-due and impaired loan amounts and respective coverage ratios for the periods presented.

•	Provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response

A.	In future filings, Credicorp will further clarify the disclosure regarding past-due and non-performing loan metrics. Notwithstanding, Credicorp confirms that our policy with respect to these metrics complies with IFRS 7. Furthermore, Credicorp confirms that throughout the document, the figures related to past-due loans, refinance loans and non-performing loans are based on the same policy.

Credicorp’s policy for past-due loans applies to our banking operating segment, which includes: Banco de Crédito del Perú – BCP and its subsidiaries Edyficar & Mibanco; BCP Bolivia; and ASB.

The policy in reference is disclosed in Item 3 – Key Information – 3.A. Selected Financial Data (page 12 - note 10) and under Item 4 – Information on the Company – 4.B. Business Overview – (13) Selected Statistical Information - 13.3.8 Classification of the Loan Portfolio Based on the Borrower’s Payment Performance. In future filings, Credicorp will provide disclosure as follows:

“A loan is classified as past-due mainly based on three aspects: (i) number of days as past-due, based on the due date contractually agreed; (ii) the banking subsidiary (because of the nature and/or jurisdiction of each business); and (iii) the type of loan. In that sense:

•	BCP, Edyficar and Mibanco consider loans as past-due: (i) after 15 days for corporate, large business and medium business loans; (ii) after 30 days for small and micro business loans; (iii) after 30 days for overdrafts; and (iv) after 90 days for consumer, mortgage and leasing loans. In the case of consumer, mortgage and leasing loans, the past-due installments are considered past-due after 30 to 90 days. After 90 days, the outstanding balance of the loan is considered past-due.

•	ASB considers all overdue loans as past-due, except for consumer loans, which are considered past-due when the scheduled principal and/or interest payments are overdue for more than 90 days.

•	BCP Bolivia considers loans as past-due after 30 days.

All the aforementioned has been contractually agreed with clients. Therefore, Credicorp’s past-due policy is in accordance with IFRS 7.

Furthermore, with regards to refinanced loans, Credicorp’s policy categorizes a loan as “refinanced” when a debtor is experiencing payment problems and asks for a new payment schedule that will allow the debtor to comply with the installments. This policy is based on internal models and past experience as well as IFRS.

Finally, non-performing loans are composed of past-due and refinanced loans.”

B.	Regarding the disclosure on page F-64, Credicorp will in future filings disclose the table as presented in Appendix A to this letter, which is consistent with the chart disclosed in 13.3.8 Classification of the Loan Portfolio Based on the Borrower’s Payment Performance, to provide additional clarity regarding the breakdown of direct gross loan portfolio by maturity, based on the remaining period to repayment date.

C.	Regarding the disclosure on page F-128, this information discloses the breakdown of loans based on the category as past-due or not past-due; and impaired and/or not impaired. In future filings, Credicorp will disclose the breakdown based on the aforementioned aspects, but without mixing concepts such as classification of the client or loan (e.g. Normal, Potential Problem, Substandard, Doubtful and Loss). See the proposed disclosure in Appendix B to this letter.

D.	Regarding the disclosure on pages 38 and 40, Credicorp confirms to the Staff that all past-due loan and refinanced loan information disclosed throughout the 20-F refers to Credicorp’s policy defined for past-due and refinanced loans, as explained in this letter (please refer to Response A) and which is in conformity with IFRS 7.

E.	Finally, the disclosure on page 124 both aligns with Credicorp’s policy and is in conformity with IFRS 7. The reference to SBS regulation refers to the breakdown of the loan category (e.g. loans, leasing transactions, discounted notes, factoring, advances and overdrafts). Credicorp will remove such references in future filings.

Form 20-F for the fiscal year ended December 31, 2014

Item 4 – 4.B. Business Overview, page 31

13.3 Loan Portfolio, page 124

2.	We note that non-performing loans have significantly increased from S/.1,312 million at December 31, 2012 to S/.2,657 million at December 31, 2014.
•	You also disclose on page 38 that your allowance coverage ratio of past due loans dropped from 188.5% at December 31, 2012 to 148.7% at December 31, 2014. We further noted that your coverage ratio of reserves to non-performing loans dropped significantly from 1.45% at the end of 2012 to 1.17% to the end of 2014.

•	For the purpose of providing greater transparency to readers, please expand your disclosure in future filings to discuss the changes in both of these coverage ratios (as well as the coverage ratios for IFRS basis past-due loans and impaired loans as discussed in the comment above) over the last five years. Revise to explain how you determined that lower coverage ratios were warranted and appropriate. Specifically discuss the credit quality considerations within your growing past due and non-performing loan portfolio at these dates that supported the decrease in these coverage ratios. Provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response:

A.	In future filings, Credicorp will provide further explanation regarding the evolution of the coverage ratios for past-due and non-performing loans at the Credicorp level.

As mentioned in the Response 1. A., please note that non-performing loans are composed of past-due and refinanced loans. The evolution of Credicorp’s coverage ratios is explained by the following:

-	At December 31, 2014, the increase of Past-due loans, Non-performing loans, and Reserve for loan losses was mainly attributable to: (1) the effect of the consolidation of Mibanco, whose loan book is related to microfinance and as such it is characterized by high levels of past-due loans and margins; and (2) delinquency problems in SME-Pyme loans.

-	Additionally, the Non-performing loans grew due to on-going refinancing campaigns, mainly in the SME-Pyme segment.

-	At December 31, 2014, Mibanco and SME-Pyme loans represented approximately 10% and 9%, respectively, of Credicorp’s total loans.

-	Coverage ratios of PDLs and NPLs recorded healthy levels at December 31, 2014, even though they were lower than those registered at December 31, 2012. The aforementioned is attributable to the fact that any deterioration in the portfolio quality is reflected first in the delinquency ratios because provisions for loan losses are built over the time and not right at front. For instance, in the case of micro-lending and SME-Pyme loans, on average, Credicorp fully provisions such loans after 150 days as past-due.

To align all the information about coverage ratios in future filings, Credicorp will disclose the Coverage of NPLs for Credicorp and its banking subsidiaries, as set out in Appendix C to this letter.

APPENDIX A

Credicorp will include in future filings the following breakdown of direct gross loan portfolio by maturity, based on the remaining period to repayment date:

	2014	2015
	S/. (000)	S/. (000)

Outstanding loans -
Up to 1 year
From 1 to 3 years
From 3 to 5 years
Over 5 years

Past-due loans -
Overdue 16 - 90 days
Overdue 90 days or more

Total

APPENDIX B

Credicorp will include in future filings the following breakdown of loans based on the category as past-due or not past-due; and impaired and/or not impaired:

	As of December 31, 2014						As of December 31, 2015
	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	%	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	%
	S/. (000)						S/. (000)

Neither past due nor impaired -

Past due but not impaired -

Impaired -

Gross

Less: Allowance for loan losses

Total, net

APPENDIX C

Credicorp will include in future filings the coverage of NPLs, as follows:

1.	Item 4.- 4.B. Business Overview - (3) Review of 2015 - 3.1 Credicorp – 3.1.2 Financial performance

Credicorp
	2013	2014	2015
Past-due loan ratio (1)
Non-performing loan ratio (2)
Coverage of PDLs (3)
Coverage of NPLs (4)
Return on average shareholder's equity (5)
(1) Past-due loans / Total loans. Total loans refers to direct loans plus accrued interest minus unearned interest.
(2) Non-performing loans / Total loans. Non-performing loans includes past-due loans and refinanced loans. Total loans refers to direct loans plus accrued interest minus unearned interest.
(3) Reserve for loan losses / Past-due loans
(4) Reserve for loan losses / Non-performing loans
(5) Annualized net income / Average shareholder's equity. Averages are determined as the average of period-beginning and period-ending balances.

2.	Item 4.- 4.B. Business Overview - (3) Review of 2014 - 3.2 Banking segment - 3.2.1 BCP and subsidiaries

	2013	2014	2015	2014 - 2013	2015 - 2014
	Nuevos Soles in millions			% Change
Total Assets
Loans net of provisions
Total Loans (1)
Past-due loans
Refinanced and restructured loans
Reserve for loan losses
Total Loans in average daily balances (2)
Investments (3)
Other Assets (4)

Past-due loan ratio (5)
Non-performing loan ratio (6)
Coverage of PDLs (7)
Coverage of NPLs (8)
(1) Total loans refer to direct loans plus accrued interest minus unearned interest.
(2) Total Loans in average daily balances includes BCP, Mibanco, Edyficar, BCP Bolivia, work out unit and other banking.
(3) Includes Trading securities, Investments available-for-sale and Investments held to maturity.
(4) Includes Cash and due from banks, property, furniture and equipment and other assets.
(5) Past-due loans / Total loans. Total loans refer to direct loans plus accrued interest minus unearned interest.
(6) Non-performing loans / Total loans. Non-performing loans includes past-due loans and refinanced loans. Total loans refer to direct loans plus accrued interest minus unearned interest.
(7) Reserve for loan losses / Past-due loans.
(8) Reserve for loan losses / Non-performing loans.